SECURI 10026080 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE PACIFIC SECURITIES USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 S. BARRANCA AVENUE, SUITE 270
(No. and Street)

COVINA (City) CA (State) 91723 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE SU 626-966-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LU & ASSOCIATES ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

20537 E. WALNUT DRIVE N., SUITE C, WALNUT, CA 91789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE SU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE PACIFIC SECURITIES USA LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

* SEE ATTACHED NOTARY DOCUMENT.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On FEB 25th, 2010 (Date) before me, JAMES NATHAN AUSTIN, NOTARY PUBLIC (Here Insert Name and Title of the Officer)

personally appeared STEVE SU (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JAMES NATHAN AUSTIN
Commission # 1803535
Notary Public - California
Los Angeles County
My Comm. Expires Jun 24, 2012

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: CORE PACIFIC SECURITIES USA LLC FINANCIAL STATEMENTS & SCHEDULES.

Document Date: DECEMBER 31ST, 2009 Number of Pages: 18

Signer(s) Other Than Named Above: — NONE —

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CORE PACIFIC SECURITIES USA LLC
STATEMENT OF FINANCIAL CONDITIONS
December 31, 2009

ASSETS

Cash and cash equivalents	$	38,961
Deposit with clearing organization		50,000
Receivable from clearing organization		10,116
Memberships in exchanges, at adjusted cost		5,946
Furniture and equipment, net of accumulated depreciation of $224,617		1,229
Due from affiliate		15,056
Prepaid expenses and other assets		6,049
	$	127,357

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to clearing organization	$	42,022
Commission payable		210
Accounts payable and other accrued liabilities		43,508
Due to affiliates		15,610
		101,350
Commitments and Contingencies		
Member's Equity		26,007
	$	127,357

See accompanying notes